Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED

2007 AUG 14 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

11 June 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

07025963

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 10 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
AUG 16 2007
THOMSON
FINANCIAL

Encl.

Stock Exchange Announcement no. 10/2007
8 June 2007

Coloplast has completed the divestment of its brachytherapy business

The divestment of Coloplast's brachytherapy business to Brachysales, Inc., now known as Core Oncology, Inc., has been completed on 8 June 2007 in accordance with the conditions described in Coloplast's stock exchange announcement no. 3/2007 of 20 February 2007.

The transaction includes an independent sales force as well as Coloplast's manufacturing facility in Oklahoma, USA, also known as Mills Biopharmaceuticals LLC.

The brachytherapy business is reported in the Group's income statement as net profit from discontinued operations. The transaction has an insignificant impact on Coloplast's results.

As the brachytherapy business encompassed approximately 1% of Coloplast's Group revenue, the divestment will not affect the expectations for 2006/07 or the long-term targets for 2012.

Lene Skole
Executive Vice President, CFO

Further information

Investors and financial analysts
Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media
Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English language version. In the event of discrepancies, the Danish version shall prevail.

END